JOHN D. BRINER LAW CORPORATION
999 West Hastings St., Suite 510
Vancouver, BC
V6C 2W2 Canada
(604) 685-7552
(604) 685-7551

September 5, 2006

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:
Rodinia Minerals, Inc.
Registration Statement on Form 20-F - A
Filed June 28, 2005, amended July 18, 2005, amended February 8, 2006, amended March 28, 2006, amended April 5, 2006, amended August 02, 2006,Amended September 5, 2006
File No.000-51389

Dear Mr. Schwall,

In response to your letter dated August 30, 2006, Rodinia Minerals, Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter. In addition, we have amended the filing where appropriate to reflect the current status of Rodinia’s business developments.

Form 20-FR Amendment 4

1. We have updated our capital expenditures to reflect the figures reported in the unaudited financials for the period ended June 30, 2006.

Forward Looking Statements

2. We have revised the registration statement and updated the section on Forward Looking Statements, page 51.

Related Party Transactions

3. We have provided greater disclosure throughout the document regarding “Related Party Transactions” in ITEM 7 and Note 11 in the financial statements.

Financial Statements

4. We have corrected a figure in the table on Share Capital to reflect the correct number.
Exhibit 23.1

5. We have furnished the correct, updated consents from the current and prior auditors.

If you have any questions or concerns, please feel free to contact us anytime.

John D. Briner

BRINER GROUP INC.
999 West Hastings St., Suite 510
Vancouver, B.C. V6C 2W2 Canada

Tel 604 685 7552 Fax 604 685 7551